STATEMENT OF FINANCIAL CONDITION

KBC Securities USA LLC

Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

KBC Securities USA LLC

Statement of Financial Condition

December 31, 2020

Contents

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KBC SECURITIES USA LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS 7th FLOOR
(No. and Street)

NEW YORK   **NY**   **10036**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSALBA RAGUSA   (212) 541-0683
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, middle name)

529 FIFTH AVENUE   **NEW YORK**   **NY**   **10017**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>ROSALBA RAGUSA</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>KBC SECURITIES USA LLC</u> , as
of <u>DECEMBER 31</u> , 20<u>20</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

<u>CHIEF FINANCIAL OFFICER</u>
Title



Notary Public

This report ** contains (check all applicable boxes):
- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors
KBC Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBC Securities USA LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KBC Securities USA LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, KBC Securities USA LLC has changed its method of accounting for credit losses in 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses.*

Basis for Opinion

This financial statement is the responsibility of KBC Securities USA LLC's management. Our responsibility is to express an opinion on KBC Securities USA LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to KBC Securities USA LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as KBC Securities USA LLC's auditor since 2019.
New York, New York
February 23, 2021


KBC Securities USA LLC
Statement of Financial Condition

December 31, 2020
(In Thousands)


Assets

Cash	$	6,431
Cash segregated in compliance with federal regulations		1,500
Receivable from Affiliate		79
Underwriting fee receivable		219
Deferred Tax Asset		17
Other assets		13
Total assets	$	8,259

Liabilities and Member's Equity

Payable to related parties:		
Affiliate	$	41
Parent		154
Other liabilities and accrued expenses		193
Total liabilities		388
Commitments and Contingencies (Notes 2 and 9)		
Member's Equity		7,871
Total liabilities and Member's Equity	$	8,259

See accompanying notes.

1. Organization

KBC Securities USA LLC (the "Company"), a Delaware limited liability company, was formed on December 8, 1998. KBC Bank NV ("KBCBNV") is the sole member of the Company (the "Parent"). KBC Group NV is the ultimate Parent Company of KBCBN. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker Dealer which acts as a chaperoning broker-dealer on an agency basis pursuant to Rule 15a-6 with its foreign affiliate. The Company participates as a co-manager into the syndicated issuance of corporate and financial institution bonds when it engages in "all-or-none" economics offerings. The Company also participates in the syndicate as a co-manager in a passive role in the private placement of equity securities with no active involvement in the structuring or origination of the transaction. The Company acts on a selling agent capacity when it participates in the placement of EUR new and/or existing listed equity instruments of listed or non-listed issuers, where the participation is limited to the placement of shares only with US qualified investors.

2. Summary of Significant Accounting Policies

a) *Basis of Financial Statement Presentation*

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America.

b) *Leases*

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842) which requires lessees to recognize all leases longer than twelve months on the balance sheet as a lease liability with a corresponding right-of-use ("ROU") asset. The Company evaluated the impact of the standard and determined that it does not have an effect. The Company has an expense sharing agreement with its Parent which governs the allocation of expenses with respect to rent for office. The Company has assessed this arrangement related to the utilization of the respective office space and has determined that the expense-sharing agreement is not within the scope of the new guidance.

2. Summary of Significant Accounting Policies (continued)

c)   *Adoption of New Accounting Standards*

On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost (cash, cash segregated in compliance with federal regulations, and underwriting fees receivable). The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for these assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period of changes in expected lifetime credit losses.

The Company adopted Topic 326 utilizing the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

The Company's underwriting fees receivable are a result of participating in bonds economics/equity private placement transactions. When acting as a co-manager in a bonds economics the issuer is an established client of the Parent. The issuers are predominantly corporates which have outstanding loans with the Parent and invite the Company to participate as a co-manager. The Company, when accepting participation, evaluates credit ratings from the three top rating agencies, reviews financial statements, relies on the Parent's evaluation of the client's creditworthiness, and seeks approval from the legal and risk departments of the Parent. Based on these factors, management concluded there are remote expectations of any credit loss, and no allowance was recorded on underwriting fees receivable transactions.

The Company maintains operating, payroll and 15c3-3 Cash Segregated accounts held at a Federal Deposit Insurance Corporation ("FDIC") insured bank. The bank is a public member of the S&P 500 Index. In addition, on a regular basis the Company reviews the bank's regulatory submissions of the Consolidated Reports of Financial Condition and Income. The Company does not have any history of any issues obtaining the Company's money held at the bank. No allowance for credit losses was recorded for these accounts as of December 31, 2020.

2. Summary of Significant Accounting Policies (continued)

d) Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") ("Topic 606"). Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's contracts are wholly in scope of Topic 606. Each transaction is considered to be a single performance obligation. Commissions consists of 15a-6 transactions; there are no variable elements in each contract. Commissions earned for acting as a chaperoning broker dealer for its affiliate are recorded on a trade date basis as securities transactions occur. Underwriting fees consist of bonds economics/equity private placement transactions and equity capital markets transactions in which there is a variable element in the contract whereby success fees are dictated by the fee structure and the amount expected to earn are based on the total placement by the Company.

When the Company is participating in bonds economics/equity private placement transactions the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. These fees are non-recurring in nature and are recognized on a trade date basis.

e) Use of Estimates

The preparation of a financial statement in conformity with U.S. generally accepted accounting principles requires management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

2. Summary of Significant Accounting Policies (continued)

f) Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. Federal income tax purposes and included in the Federal, New York State and New York City income tax returns of the Parent Company. Current and deferred taxes are allocated to the Company under the "benefits for loss" method. Under this method, the Company is assumed to file separate returns with the taxing authority, thereby reporting its share of taxable income or loss which is then settled as an intercompany transaction with the Parent Company.

FASB ASC No. 740 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

State and local deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

g) Other

The Company follows FASB ASC No. 450, *Contingencies,* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

Transactions that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange at the transaction date.

3. Cash and Cash Segregated in Compliance with Federal Regulations

The Company reflects cash on deposit held at a bank in the amount of $6,431,188. The Company maintains a segregated account at the same bank in the amount of $1,500,059 pursuant to Rule 15c3-3. The Company maintains these accounts at a financial institution. At time, cash may be uninsured or in deposit accounts that exceed the FDIC Limit. At December 31, 2020 the amounts in excess of these limits are $7,431,247.

4. Revenue Recognition

The Company participates as a co-manager in the syndicated issuance of Corporate and Financial Institution Bonds when it engages in "all-or-none" economics offerings.

	December 31,	
Accounts Receivable	2020	2019
Receivable from Affiliate (for 606 Transactions)	$ 12,419	$ 8,925
Underwriting Fee Receivable	218,552	39,791

5. Related-Party Transactions

The Company acts as a chaperoning broker dealer for KBC Securities NV ("KBCS"), a foreign affiliate of the Company, in certain transactions with customers, pursuant to Rule 15a-6 and earns a commission. The Company and KBCS provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2020, the Company reported $65,825 and $5,840 as Receivables from and Payable to related parties Affiliate respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company at times participates in a syndicate as a co-manager in a passive role in the private placement of equity securities. The Company participated as a co-manager in connection with the global offering of a private placement of ordinary shares to qualified investors. The Company entered into a Service Delivery Agreement with KBCS whereby the affiliate is to undertake specific tasks as it relates to the offering.

5. Related-Party Transactions (continued)

The Company has an expense sharing agreement with KBCS, which governs the allocation of expenses between the Company and KBCS with respect to the global system infrastructure operated and maintained by KBCS which is used by the Company. At December 31, 2020, the Company reported $40,866 as Payable to related parties Affiliate relating to this arrangement in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCBNV, a Belgian company, acting through its New York Branch ("KBCNY"), which governs the allocation of expenses between the Company and KBCNY with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In addition, KBCNY pays the Company's entire own direct expenses, apart from payroll, on behalf of the Company and is reimbursed by the Company. At December 31, 2020, the Company reported $153,857 as Payable to related parties Parent in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

At December 31, 2017 the Company entered into a tax sharing agreement whereby KBCBNV would utilize the Company's prior years NOLs for the reduction of federal tax payable.

The accompanying Statement of Financial Condition is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

6. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2020, the Company's netcapital was $7,394,027, which exceeds the minimum requirement by $7,144,027.

6. Net Capital and Other Regulatory Requirements (continued)

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as a chaperoning broker dealer for KBCS, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. The Company maintains $1,500,059 as Cash segregated in compliance with Rule 15c3-3 of the SEC.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule l 5c3-1 and other regulatory bodies.

7. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees of the Parent and the Company. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

8. Income Taxes

Federal deferred income tax assets reflect the amount of NOL carry forwards at the applicable rate.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

The net deferred tax assets at December 31, 2020 consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
	(In Thousands)		
Federal	$ 17	$ –	$ 17
State and local	351	(351)	–
Total	$ 368	$ (351)	$ 17

8. Income Taxes (continued)

The Company is a single member limited liability company which is included in the tax returns of its Parent; therefore, the Parent can utilize the Company's tax attributes in the consolidated Federal tax return. The Company's effective tax rate of 31.60% is different from the U.S. Federal statutory rate of 21% due to the utilization of all of the Company's federal net operating loss carryovers by its Parent, the change in the Company's valuation allowance, state and local rate changes, and other permanent differences.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. The Company's deferred tax assets at December 31, 2020 consist primarily of U.S. State and Local net operating loss carryovers. The Company reported a DTA at December 31, 2020 of $16,881. As of December 31, 2020, the Company had net operating loss carryovers of $40,286,284, and $7,802,514 for U.S. State and Local tax purposes respectively.

The Company maintains a full valuation allowance against its State and Local deferred tax assets to reduce its deferred tax assets to amounts management believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

9. COVID-19

In March 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and economic impact, duration, and spread of the COVID-19 virus are uncertain at this time.